9/18


06017381

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SXR Uranium One Inc

*CURRENT ADDRESS 26 Wellington Street East
Suite 820
Toronto, Ontario, Canada M5E 1S2

**FORMER NAME Southern Cross Resources Inc

**NEW ADDRESS

PROCESSED
OCT 19 2006
THOMSON FINANCIAL

FILE NO. 82- 04831 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A	(PROXY)	☐		

OICF/BY: EBS

DAT : 10/10/06
11

London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM&WATKINS

FIRM / AFFILIATE OFFICES
Brussels New York
Chicago Northern Virginia
Frankfurt Orange County
Hamburg Paris
Hong Kong San Diego
London San Francisco
Los Angeles Shanghai
Milan Silicon Valley
Moscow Singapore
Munich Tokyo
New Jersey Washington, D.C.

September 14, 2006

Paul Dudek, Esq.
Chief, Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

File No: 041215-0000

Re: **sxr Uranium One Inc. (formerly known as Southern Cross Resources Inc.) (SEC File No. 82-04831)**
Application for Reinstatement of Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

Dear Mr. Dudek:

This letter is being furnished to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") on behalf of our client, sxr Uranium One Inc. (the "***Company***"), a company organized under the laws of Canada, in order to reinstate the exemption from registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), in respect of the Company's common shares without par value (the "***Shares***"), previously obtained by the Company from the Commission pursuant to Rule 12g3-2(b) under the Exchange Act.

As set forth in *The Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (Supplement, March 1999), Item 7S (Exchange Act Rules)* ("***Item 7S***"), we have enclosed herewith as part of the information required to be submitted pursuant to Rule 12g3-2(b)(1)(i), information for the Company's last two full fiscal years ended December 31st, as well as the interim 2006 period through today's date. We note that the 2004 Annual Report as well as the 2005 Annual Report have previously been provided to the Commission.[1]

---

[1] In connection with its prior exemption under Rule 12g3-2(b), the Company furnished certain information to the Commission through March 31, 2006. We believe the Company's failure to furnish certain materials to the Commission pursuant to Rule 12g3-2(b) was inadvertent. We note, however, that all information provided by the Company to shareholders or otherwise released publicly by the Company was made available on www.SEDAR.com as well as on LIVEDGAR (through LIVEDGAR's SEDAR database).

In addition, consistent with Item 7S, because there has been a change in the issuer's disclosure obligations in its home country since the original list of disclosure obligations was submitted with the Company's initial application pursuant to Rule 12g3-2(b)(1)(ii), we have enclosed herewith as *Exhibit A* an updated list of disclosure obligations.

We respectfully request that the enclosed materials be processed on an expedited basis, if possible, in order to reinstate the Company's exemption at the earliest possible time.

A. <u>On-going Information Requirements</u>

Pursuant to Rule 12g3-2(b)(1)(ii), we have enclosed herewith as *Exhibit A* a list of the information that the Company: (1) makes or is required to make public pursuant to the laws of Canada; (2) files or is required to file with the Toronto Stock Exchange ("***TSE***"), and which will be made public by the TSE; and (3) distributes or is required to distribute to its security holders. *Exhibit A* also states in connection with each item (x) the date on which a particular item is required to be made public, filed with the TSE, or distributed to security holders and (y) the party or parties to whom such item is required to be made public, filed or distributed. As further described in *Exhibit A*, the Company has a secondary listing of its shares on the Johannesburg Stock Exchange ("***JSE***"). As a result of this secondary listing, the Company must ensure that equivalent information is made available to the markets of both the TSE and the JSE.

If the information that the Company makes or is required to make public pursuant to the laws of Canada, files or is required to file with the TSE, or distributes or is required to distribute to security holders changes from that listed in *Exhibit A*, the Company will promptly furnish the Commission with a revised list reflecting such changes following the end of the fiscal year in which such changes have occurred.

Consistent with Rule 12g3-2(b)(1)(iii), the Company has advised us that it will furnish the Commission on an on-going basis the information as described in clauses (A), (B) and (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public.

B. <u>Historical Information Submitted</u>

A list of the information so made public, filed with the TSE or distributed to security holders by the Company since January 1, 2004, is enclosed herewith as *Exhibit B*. In addition, pursuant to Rule 12g3-2(b)(1)(i), we have enclosed herewith one copy of each of the documents listed in *Exhibit B*.

C. <u>Capital Structure</u>

The Company has advised us that as of July 31, 2006 the Company's capital structure was comprised of 112,024,797 issued and outstanding Shares, which entitle the holder thereof to one vote each.

D. <u>U.S. Shareholders</u>

The Company has advised us that, to the best of its knowledge:

(1) As of September 13, 2006, 20,163,521 Shares, representing approximately 18.0% of outstanding Shares, were owned by 6321 holders resident in the United States.

(2) The Company believes that the Shares held by the above beneficial holders resident in the United States were acquired pursuant to (a) purchases on the open market, or (b) private placements exempt from registration under the Securities Act of 1933, as amended.

The information furnished under (1) above relating to the number of holders of equity securities resident in the United States has been established, to the extent known and without unreasonable effort or expense, on the basis of a review of the share register kept by the Company, and a further review of holders of Shares with U.S. addresses who hold such Shares through Canadian or U.S. nominees (to the extent such holders have not objected to disclosure of their names and addresses by such Canadian and U.S. nominees). In addition, the exact identity of certain shareholders holding their investments by way of U.S. nominee companies cannot be identified by the Company.

E. Previous Public Distributions

The Company has advised us that the most recent distribution of securities by the Company was the private placement by the Company of 7,029,700 Shares on February 17, 2006 to 45 Accredited Investors, as described in a Form D filed with the Commission on March 13, 2006. This issuance took place in Canada, the United States and internationally. The Form D relating this issuance is attached hereto as *Exhibit C.*

* * * * *

All information and documents furnished under paragraph (b)(1) of Rule 12g3-2 are furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned at 011-44-20-7710-3017, Alexander F. Cohen at 011-852-2912-2502 or John J. Huber at (202) 637-2242.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter.

Very truly yours,

Bradley J. Weyland
of LATHAM & WATKINS

cc: Alexander F. Cohen
John J. Huber

London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM & WATKINS

FIRM / AFFILIATE OFFICES
Brussels New York
Chicago Northern Virginia
Frankfurt Orange County
Hamburg Paris
Hong Kong San Diego
London San Francisco
Los Angeles Shanghai
Milan Silicon Valley
Moscow Singapore
Munich Tokyo
New Jersey Washington, D.C.

September 27, 2006

Elliot Staffin, Esq.
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.
Mail Stop Room 3628

File No: 041215-0000

Re: **sxr Uranium One Inc. (formerly known as Southern Cross Resources Inc.) (SEC File No. 82-04831)**
Application for Reinstatement of Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

Dear Mr. Staffin:

We refer to our letter dated September 14, 2006 and subsequent telephone discussion with you yesterday regarding our client, sxr Uranium One Inc. (the "***Company***"), and its application to reinstate the exemption from registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), in respect of the Company's common shares without par value (the "***Shares***"), previously obtained by the Company from the U.S. Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Exchange Act.

Further to your queries today, we understand that the Company's failure to furnish certain materials to the Commission pursuant to Rule 12g3-2(b) was inadvertent, and stemmed from certain misunderstandings on the Company's part as to the proper procedures for maintaining the Rule 12g3-2(b) exemption.

We further understand that, until late in 2005, the Company was not aware that it had dropped off the Commission's List of Foreign Issuers That Have Submitted Information Under the Exemption Relating to Certain Foreign Securities. Shortly thereafter, the Company began compiling the necessary information for the 12g3-2(b) application, including U.S. shareholder information regarding the Company's Shares from ADP Investor Communications. However, as a result of an apparent misunderstanding on the part of ADP Investor Communications, the actual number of U.S. shareholders was not received until September 14, 2006. (ADP Investor Communications had initially sent, in March 2006, a list

that showed only 45 U.S. shareholders; however, this list showed only registered shareholders and did not take into account beneficial shareholders.)

Consistent with Rule 12g3-2(b)(1)(iii), the Company has advised us that it will furnish the Commission on an on-going basis the information as described in clauses (A), (B) and (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. In particular, we have had discussions with the Company's in-house counsel and the Company's external Canadian counsel, and have reiterated the procedures for (and the importance of) maintaining the Rule 12g3-2(b) exemption, if reinstated. We understand that the Company is eager to have the Rule 12g3-2(b) exemption reinstated, and intends to work diligently to maintain the exemption once reinstated.

We respectfully reiterate our request that the Company's application materials be processed on an expedited basis, if possible, in order to reinstate the Company's exemption at the earliest possible time.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned at 011-44-20-7710-3017, Alexander F. Cohen at 011-852-2912-2502 or John J. Huber at (202) 637-2242.

Very truly yours,

Bradley J. Weyland
of LATHAM & WATKINS

cc: Alexander F. Cohen
John J. Huber

SOUTHERN CROSS RESOURCES INC
now: SXR URANIUM ONE INC

Results 1 - 106 (of 106)

Online Format	Filing Type	Desc.	Pages	Receipt Date	Filing Date	Filing Type Descr	SEC Form Type	File/Reg Numbe
I	CIRC	INT	1	12/01/2005	11/24/2005	Information circular	Information Memorandum	
I	CIRC	INT	2	11/28/2005	11/23/2005	Information circular	Information Memorandum	
I	CIRC	INT	1	11/25/2005	11/22/2005	Information circular	Information Memorandum	
I	INTRM	INT	20	11/20/2005	09/30/2005	Interim financial	Quarterly Results	
I	CIRC	INT	2	11/04/2005	10/28/2005	Information circular	Information Memorandum	
I	ARS	INT	32	10/20/2005	12/31/2004	Annual Report		
I	INTRM	INT	12	10/20/2005	03/31/2004	Interim financial	Quarterly Results	
I	INTRM	INT	16	10/20/2005	06/30/2004	Interim financial	Interim Results	
I	INTRM	INT	17	10/20/2005	09/30/2004	Interim financial	Quarterly Results	
I	INTRM	INT	20	10/20/2005	03/31/2005	Interim financial	Quarterly Results	
I	INTRM	INT	18	10/20/2005	06/30/2005	Interim financial	Interim Results	
I	CIRC	INT	1	10/16/2005	10/12/2005	Information circular	Information Memorandum	
I	CIRC	INT	2	09/29/2005	09/27/2005	Information circular	Information Memorandum	
I	CIRC	INT	4	09/21/2005	09/14/2005	Information circular	Information Memorandum	
I	REGDEX		11	09/08/2005	08/26/2005	Form D Filings	REGDEX	02180623
I	INTRM	INT	12	08/25/2005	06/30/2005	Interim financial	Interim Results	
I	CIRC	INT	2	07/27/2005	07/25/2005	Information circular	Information Memorandum	
I	CIRC	INT	5	07/07/2005	07/05/2005	Information circular	Information Memorandum	
I	CIRC	INT	2	06/07/2005	05/31/2005	Information circular	Information Memorandum	
I	INTRM	INT	16	05/18/2005	03/31/2005	Interim financial	Quarterly Results	
I	CIRC	INT	2	04/12/2005	04/07/2005	Information circular	Information Memorandum	
I	ARS	INT	13	04/07/2005	12/31/2004	Annual Report		
I	CIRC	INT	1	03/02/2005	02/28/2005	Information circular	Information Memorandum	
I	CIRC	INT	2	01/13/2005	01/11/2005	Information circular	Information Memorandum	
I	CIRC	INT	2	12/21/2004	12/17/2004	Information circular	Information Memorandum	
I	INTRM	INT	14	11/18/2004	09/30/2004	Interim financial	Quarterly Results	
I	CIRC	INT	2	11/05/2004	11/01/2004	Information circular	Information Memorandum	
I	CIRC	INT	1	10/11/2004	10/06/2004	Information circular	Information Memorandum	
I	CIRC	INT	1	09/27/2004	09/24/2004	Information circular	Information Memorandum	
I	CIRC	INT	2	09/10/2004	09/07/2004	Information circular	Information Memorandum	
I	CIRC	INT	2	09/10/2004	09/08/2004	Information circular	Information Memorandum	
I	INTRM	INT	13	08/16/2004	06/30/2004	Interim financial	Interim Results	
I	CIRC	INT	1	07/19/2004	07/14/2004	Information circular	Information Memorandum	
I	CIRC	INT	2	06/15/2004	06/10/2004	Information circular	Information Memorandum	
I	CIRC	INT	3	05/28/2004	05/26/2004	Information circular	Information Memorandum	
I	INTRM	INT	9	05/21/2004	03/31/2004	Interim financial	Quarterly Results	
I	ARS	INT	21	05/21/2004	12/31/2003	Annual Report		
I	CIRC	INT	2	04/23/2004	04/14/2004	Information circular	Information Memorandum	
I	CIRC	INT	1	03/02/2004	02/27/2004	Information circular	Information Memorandum	
I	CIRC	INT	2	02/19/2004	02/17/2004	Information circular	Information Memorandum	
I	CIRC	INT	1	12/17/2003	12/16/2003	Information circular	Information Memorandum	
I	CIRC	INT	1	12/05/2003	12/03/2003	Information circular	Information Memorandum	
I	INTRM	INT	10	12/02/2003	09/30/2003	Interim financial	Quarterly Results	
I	CIRC	INT	1	10/21/2003	10/20/2003	Information circular	Information Memorandum	
I	INTRM	INT	7	09/09/2003	03/31/2003	Interim financial	Quarterly Results	
I	INTRM	INT	7	09/09/2003	06/30/2003	Interim financial	Interim Results	
I	ARS	INT	19	06/04/2003	12/31/2002	Annual Report		
I	ARS	INT	20	12/11/2002	12/31/2001	Annual Report		
I	INTRM	INT	7	12/10/2002	03/31/2001	Interim financial	Quarterly Results	

I	INTRM	INT	7	12/10/2002	06/30/2001	Interim financial	Interim Results	
I	INTRM	INT	7	12/10/2002	09/30/2001	Interim financial	Quarterly Results	
I	INTRM	INT	8	12/10/2002	03/31/2002	Interim financial	Quarterly Results	
I	INTRM	INT	6	12/10/2002	06/30/2002	Interim financial	Interim Results	
I	ARS	INT	16	10/08/2001	12/31/2000	Annual Report		
I	SUPPL		7	01/05/2001	12/06/2000		SUPPL	08204831
I	ARS	INT	20	07/31/2000	12/31/1999	Annual Report		
I	ARS	INT	21	07/31/2000	12/31/1998	Annual Report		
I	UPDATE	MML	1	01/03/2000	09/15/1999			
I	UPDATE	MML	1	01/02/2000	09/07/1999			
I	AIF	MML	18	10/21/1999	05/01/1998			
I	CIRACQ	MML	1	10/20/1999	04/30/1998			
I	AFS	MML	5	10/20/1999	12/31/1997			
I	ARS	MML	20	10/20/1999	12/31/1997	Annual Report		
I	SUPPL		2	10/09/1999	09/15/1999		SUPPL	08204831
I	SUPPL		6	10/03/1999	09/14/1999		SUPPL	08204831
I	MDA	MML	2	08/12/1999	12/31/1998			
I	AIF	MML	20	08/12/1999	04/30/1999			
I	CIRACQ	MML	18	08/12/1999	04/30/1999			
I	ARS	MML	20	07/27/1999	12/31/1998	Annual Report		
I	AFS	MML	6	07/27/1999	12/31/1998			
I	MTL_CHG	MML	4	06/23/1999	02/24/1999			
I	SUPPL		6	06/20/1999	05/18/1999		SUPPL	08204831
I	UPDATE	MML	1	06/11/1999	05/17/1999			
I	UPDATE	MML	1	06/11/1999	05/17/1999			
I	UPDATE	MML	1	06/11/1999	05/17/1999			
I	INTRM	MML	6	06/07/1999	03/31/1998	Interim financial		
I	PROXY		19	05/28/1999	04/30/1999	Proxy Statement	DEF 14A	
I	ARS		41	05/27/1999	12/31/1998	Annual Report	AR/S	
I	UPDATE	MML	1	05/04/1999	03/31/1999			
I	UPDATE	MML	1	04/15/1999	11/25/1998			
I	SUPPL		1	03/13/1999	02/19/1999		SUPPL	08204831
I	INTRM	MML	2	03/06/1999	09/30/1997	Interim financial		
I	UPDATE	MML	2	02/27/1999	11/11/1998			
I	MTLOTH	MML	4	02/27/1999	09/18/1998			
I	INTRM	MML	6	01/30/1999	09/30/1998	Interim financial		
I	UPDATE	MML	1	01/30/1999	08/31/1998			
I	INTRM	MML	6	01/30/1999	06/30/1998	Interim financial		
I	PRVPLC	MML	3	01/16/1999	09/18/1998			
I	SUPPL		6	01/02/1999	09/30/1998		SUPPL	08204831
I	SUPPL		7	09/12/1998	06/30/1998		SUPPL	08204831
I	UPDATE	MML	1	09/05/1998	05/29/1998			
	UPDATE	MML	1	08/29/1998	05/19/1998			
	UPDATE	MML	1	08/29/1998	05/19/1998			
I	12G3-2B		6	08/08/1998	06/12/1998		12G3-2B	08204831
I	SUPPL		126	08/08/1998	06/19/1998		SUPPL	08204831
I	MTLOTH	MML	3	08/08/1998	03/24/1998			
I	UPDATE	MML	1	08/08/1998	03/23/1998			
I	ARS		21	07/31/1998	12/31/1997	Annual Report	AR/S	
I	UPDATE	MML	1	07/18/1998	04/16/1998			
	UPDATE	MML	1	07/18/1998	12/10/1997			
I	UPDATE	MML	74	06/06/1998	08/25/1997			
I	PROSP	MML	74	08/16/1997	07/24/1997	Prospectus		
I	PROSP	PLM	64	07/06/1997	05/15/1997	Prospectus		
I	PRVPLC	MML	4	04/26/1997	04/03/1997			
I	PRVPLC	MML	5	03/01/1997	02/10/1997			
I	PRVPLC	MML	4	02/22/1997	02/03/1997			

Results 1 - 106 (of 106)

Livedgar

SOUTHERN CROSS RESOURCES INC

Ticker: T.SXR (To)

Form Type	File Date	Period Date	File Number	Pages
ARS	03/31/06	12/31/05		38
ARS	03/31/05	12/31/04		32
ARS	03/30/04	12/31/03		20
ARS	03/31/02	12/31/01		21
ARS	03/31/01	12/31/00		17
SUPPL	12/06/00		082-04831	
ARS	03/30/00	12/31/99		21
SUPPL	09/22/99		082-04831	
SUPPL	09/14/99		082-04831	
ARS	05/18/99	12/31/98	082-04831	21
DEF 14A	05/18/99	19990616	082-04831	0000
SUPPL	05/18/99		082-04831	0000
SUPPL	02/25/99		082-04831	0000
SUPPL	12/09/98		082-04831	0000
SUPPL	09/02/98		082-04831	0000
ARS	06/19/98	12/31/97	082-04831	21
SUPPL	06/19/98		082-04831	0000
12G3-2B	06/19/98		082-04831	0000
ARS	07/14/97	04/15/97		77

London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM&WATKINS

FIRM / AFFILIATE OFFICES

Brussels	New York
Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Shanghai
Milan	Silicon Valley
Moscow	Singapore
Munich	Tokyo
New Jersey	Washington, D.C.

September 14, 2006

Paul Dudek, Esq.
Chief, Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

File No: 041215-0000

Re: **sxr Uranium One Inc. (formerly known as Southern Cross Resources Inc.)**
(SEC File No. 82-04831)
Application for Reinstatement of Exemption Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended

Dear Mr. Dudek:

This letter is being furnished to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") on behalf of our client, sxr Uranium One Inc. (the "***Company***"), a company organized under the laws of Canada, in order to reinstate the exemption from registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), in respect of the Company's common shares without par value (the "***Shares***"), previously obtained by the Company from the Commission pursuant to Rule 12g3-2(b) under the Exchange Act.

As set forth in *The Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (Supplement, March 1999), Item 7S (Exchange Act Rules)* ("***Item 7S***"), we have enclosed herewith as part of the information required to be submitted pursuant to Rule 12g3-2(b)(1)(i), information for the Company's last two full fiscal years ended December 31st, as well as the interim 2006 period through today's date. We note that the 2004 Annual Report as well as the 2005 Annual Report have previously been provided to the Commission.[1]

---

1 In connection with its prior exemption under Rule 12g3-2(b), the Company furnished certain information to the Commission through March 31, 2006. We believe the Company's failure to furnish certain materials to the Commission pursuant to Rule 12g3-2(b) was inadvertent. We note, however, that all information provided by the Company to shareholders or otherwise released publicly by the Company was made available on www.SEDAR.com as well as on LIVEDGAR (through LIVEDGAR's SEDAR database).

In addition, consistent with Item 7S, because there has been a change in the issuer's disclosure obligations in its home country since the original list of disclosure obligations was submitted with the Company's initial application pursuant to Rule 12g3-2(b)(1)(ii), we have enclosed herewith as *Exhibit A* an updated list of disclosure obligations.

We respectfully request that the enclosed materials be processed on an expedited basis, if possible, in order to reinstate the Company's exemption at the earliest possible time.

A. On-going Information Requirements

Pursuant to Rule 12g3-2(b)(1)(ii), we have enclosed herewith as *Exhibit A* a list of the information that the Company: (1) makes or is required to make public pursuant to the laws of Canada; (2) files or is required to file with the Toronto Stock Exchange ("***TSE***"), and which will be made public by the TSE; and (3) distributes or is required to distribute to its security holders. *Exhibit A* also states in connection with each item (x) the date on which a particular item is required to be made public, filed with the TSE, or distributed to security holders and (y) the party or parties to whom such item is required to be made public, filed or distributed. As further described in *Exhibit A*, the Company has a secondary listing of its shares on the Johannesburg Stock Exchange ("***JSE***"). As a result of this secondary listing, the Company must ensure that equivalent information is made available to the markets of both the TSE and the JSE.

If the information that the Company makes or is required to make public pursuant to the laws of Canada, files or is required to file with the TSE, or distributes or is required to distribute to security holders changes from that listed in *Exhibit A*, the Company will promptly furnish the Commission with a revised list reflecting such changes following the end of the fiscal year in which such changes have occurred.

Consistent with Rule 12g3-2(b)(1)(iii), the Company has advised us that it will furnish the Commission on an on-going basis the information as described in clauses (A), (B) and (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public.

B. Historical Information Submitted

A list of the information so made public, filed with the TSE or distributed to security holders by the Company since January 1, 2004, is enclosed herewith as *Exhibit B*. In addition, pursuant to Rule 12g3-2(b)(1)(i), we have enclosed herewith one copy of each of the documents listed in *Exhibit B*.

C. Capital Structure

The Company has advised us that as of July 31, 2006 the Company's capital structure was comprised of 112,024,797 issued and outstanding Shares, which entitle the holder thereof to one vote each.

D. U.S. Shareholders

The Company has advised us that, to the best of its knowledge:

(1) As of September 13, 2006, 20,163,521 Shares, representing approximately 18.0% of outstanding Shares, were owned by 6321 holders resident in the United States.

(2) The Company believes that the Shares held by the above beneficial holders resident in the United States were acquired pursuant to (a) purchases on the open market, or (b) private placements exempt from registration under the Securities Act of 1933, as amended.

The information furnished under (1) above relating to the number of holders of equity securities resident in the United States has been established, to the extent known and without unreasonable effort or expense, on the basis of a review of the share register kept by the Company, and a further review of holders of Shares with U.S. addresses who hold such Shares through Canadian or U.S. nominees (to the extent such holders have not objected to disclosure of their names and addresses by such Canadian and U.S. nominees). In addition, the exact identity of certain shareholders holding their investments by way of U.S. nominee companies cannot be identified by the Company.

E. Previous Public Distributions

The Company has advised us that the most recent distribution of securities by the Company was the private placement by the Company of 7,029,700 Shares on February 17, 2006 to 45 Accredited Investors, as described in a Form D filed with the Commission on March 13, 2006. This issuance took place in Canada, the United States and internationally. The Form D relating this issuance is attached hereto as *Exhibit C*.

* * * * *

All information and documents furnished under paragraph (b)(1) of Rule 12g3-2 are furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned at 011-44-20-7710-3017, Alexander F. Cohen at 011-852-2912-2502 or John J. Huber at (202) 637-2242.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter.

Very truly yours,

Bradley J. Weyland
of LATHAM & WATKINS

cc: Alexander F. Cohen
John J. Huber

LO\292090.5


Southern Cross

RESOURCES AUSTRALIA PTY LTD
ACN: 069 420 462

2003 SECOND QUARTER REPORT TO SHAREHOLDERS

During the second quarter the Company commenced an equity raising. At the date of this report, the Company successfully raised C$3,426,750. The proceeds will be used to fund an expansion program of the Honeymoon deposit and identify additional resources within economic distance of the site. The objective is to expand resources and deliver a precise definition of the Honeymoon and surrounding deposits. Results from the program will provide essential data to optimise wellfield design and production efficiency during commercialisation.

Further, the Company renegotiated the US$5m loan with Resource Capital Fund Inc. by converting US$2m to equity with the balance payable in August 2005. This is a positive result for the Company and reflects the continued commitment of Resource Capital Fund Inc. to the project.

During the quarter, Oliver Lennox--King was appointed Executive Chairman and Leigh Curyer was promoted to the position of Chief Financial Officer. Martin Ackland resigned as President and Chief Executive Officer and continues as a Director of Southern Cross Resources Inc.

The uranium spot price during the quarter increased to US$11.00 per pound in April, continuing its rise and reflecting the largest single monthly increase since January 1999. The market outlook for the commodity in both the short and longer terms is very promising. Together with projected uranium price increases and the Company's targeted resource expansion program, Southern Cross is poised to become a long-term, low cost uranium supplier.

Oliver Lennox-King
Executive Chairman

Leigh Curyer
Chief Financial Officer

August 18, 2003
Toronto, Canada

Southern Cross Resources Inc.
Management's Discussion and Analysis

During the three months ended June 30, 2003 the Company successfully raised funds to finance a resource expansion program. This is the final stage of the project's development prior to commercial production and will provide essential data to optimise wellfield design and when in production, output efficiency. It is an important stage, which aims to ensure the long term production of uranium at a highly profitable return.

To achieve this objective the Company has sourced proven technology that directly measures down-hole uranium grade, which has never been used at Honeymoon. Combined with drilling, this will accurately map the spatial distribution of uranium mineralisation both at Honeymoon and surrounding areas. The knowledge gained from this program will provide the Company with a huge advantage over previous measurement techniques with the benefits to be realised during production.

Combining the promising market outlook for the commodity, the expansion program and strengthening of its financial position, the Company is in a strong position to proceed towards full commercial production.

Expansion Program

Integration of data from the past 30 years, combined with SXR's airborne electro-magnetic and gravity data sets, has been fully interpreted in a 3D modelling environment. This has led to the identification of additional untested target areas adjacent to the Honeymoon deposit and within economic distance of the site.

The first phase of the expansion program will focus on the Honeymoon deposit. An initial series of intersecting traverses will be drilled at equal spacing totaling 60 holes and will be completed by the end of December 2003.

The second phase of the program will focus on areas within economic distance of the Honeymoon site.

A minimum of 400 holes will be drilled during this stage of development. Results are instantaneous and the program will be dynamically modified to optimise resource expansion.

Financial Condition

Expenditures on exploration and development and plant and equipment totalled $279,527 compared to $897,005 in the second quarter of 2002.

Results of Operations

During the six months ended June 30, 2002 a net loss of $7,694 of less than $0.01 per share compared to a net loss of $544,724 or $0.02 per share in the same period of 2002. The improved result an outcome of selling the uranium produced during the field leach trial.

Liquidity and Capital Resources

Investment in deferred exploration and development will increase as the expansion program commences in the 4th quarter.

SOUTHERN CROSS RESOURCES INC.

Consolidated Balance Sheets

(Canadian dollars)

	As At	
	June 30, 2003 Unaudited	December 31, 2002 Unaudited
ASSETS		
Current :		
Cash and cash equivalents	$ 301,081	$ 400,580
Accounts receivable and other	38,945	90,993
	340,026	491,573
Capital assets	32,827,511	32,305,584
	$ 33,167,537	$ 32,797,157
LIABILITIES		
Current :		
Accounts payable and accrued liabilities	$ 851,704	$ 617,440
Loan payable	8,025,500	7,882,061
	8,877,205	8,499,501
Non-Current :		
Loan payable	-	-
Other liabilities	20,728	20,357
	20,728	20,357
SHAREHOLDERS' EQUITY		
Share capital	29,113,371	29,113,371
Deficit	(4,843,767)	(4,836,072)
	24,269,605	24,277,299
	$ 33,167,537	$ 32,797,157

See note 1 -Nature of Operations and Going Concern

Approved on behalf of the Board of Directors

Director   Director

SOUTHERN CROSS RESOURCES INC.

Consolidated Statements of Loss and Deficit

(Canadian dollars)

	Three Months Ended		Six Months Ended	
	June 30 2003 Unaudited	June 30 2002 Unaudited	June 30 2003 Unaudited	June 30 2002 Unaudited
Revenue :				
Sales	$ 113,361	-	$ 593,251	-
Less: Cost of Sales	(110,576)	-	(553,806)	-
Interest income	1,164	4,155	2,672	5,935
Other Revenue	-	97,703	-	97,703
	3,949	101,858	42,117	103,638
Expenses :				
Salaries and benefits	9,771	67,151	39,275	100,000
General and administration	31,836	122,680	65,031	177,396
Rent	16,662	22,333	39,124	44,665
Consulting fees	-	57,156	-	168,774
Travel	393	19,718	4,762	26,698
Amortization	1,667	525	4,167	5,000
Foreign exchange loss	3,909	64,402	(102,548)	125,829
Total expenses	64,238	353,965	49,811	648,362
Loss for the period	(60,289)	(252,107)	(7,694)	(544,724)
Deficit:				
Beginning of the period	(4,783,478)	(4,201,837)	(4,836,073)	(3,909,220)
End of the period	$ (4,843,767)	$ (4,453,944)	$ (4,843,767)	$(4,453,944)

See accompanying notes to the Consolidated Financial Statements

Note: The company was incorporated on January 2, 1997

SOUTHERN CROSS RESOURCES INC.

Consolidated Statements of Cash Flows

	Three Months Ended		Six Months Ended	
	June 30 2003	June 30 2002	June 30 2003	June 30 2002
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities :				
Loss for the period	$ (60,289)	$ (252,108)	$ (7,694)	$ (544,724)
Amortization	1,667	523	4,167	5,000
Foreign exchange (gain)/loss on loan payable	3,909	178,650	143,439	178,650
Changes in non-cash working capital balances	162,610	364,966	286,686	499,909
Cash provided by (used in) operating activities	107,897	292,031	426,598	138,835
Financing activities :				
Shares issue	-	315,624	-	315,624
Borrowings	-	-	-	-
Cash provided by financing activities	-	315,624	-	315,624
Investing activities :				
Acquisition of mineral properties	-	-	-	-
Deferred exploration and development costs	(279,048)	(719,064)	(524,356)	(1,536,925)
Acquisition of plant and equipment	(479)	(177,941)	(1,741)	(303,600)
Cash used in investing activities	(279,527)	(897,005)	(526,097)	(1,840,525)
Increase (decrease) in cash and cash equivalents				
during the year	(171,630)	(289,350)	(99,499)	(1,386,066)
Cash and cash equivalents:				
Beginning of the period	472,711	1,043,886	400,580	2,140,602
End of the period	$ 301,081	$ 754,536	$ 301,081	$ 754,536

Southern Cross Resources Inc.
Notes to Consolidated Financial Statements

1. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Southern Cross Resources Inc. (the Company) as set out in the financial statements for the year ended December 31, 2001 with exception of note 2 below. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principals has been omitted. These interim financial statements should be read together with the Company's audited consolidated financial statements for the period ended December 30, 2001.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

2. Capital Assets

	June 30, 2003			December 31, 2002		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Mineral properties	6,042,000	-	6,042,000	6,042,000	-	6,042,000
Deferred exploration and development	21,773,741	-	21,773,741	20,805,479	-	20,805,479
Plant and equipment	4,996,816	121,712	4,875,104	5,438,983	121,712	5,317,271
Other assets	200,000	63,333	136,667	200,000	59,166	140.834
	33,012,556	185,045	32,827,511	32,486,462	180,878	32,305,584

3. Subsequent Events

On July 11, 2003 the company, pursuant to a private placement, issued 6,816,875 units at $0.40 per unit for proceeds of C$2,726,750 and 1,190,476 units at $0.42 for proceeds of $500,000. On August 6, 2003 an additional 500,000 units were issued at $0.40 for gross proceeds of $200,000. In all cases each unit consists of one common share and one half a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at C$0.65 for a period of two years from the issue date.

On July 11, 2003, Resource Capital Fund L.P. (RCF) agreed to amend the loan agreement, which originally provided US $5.0 million for development of the Honeymoon Project, as follows:

1. US $2.0 million of the loan was satisfied by the issuance of 6,476,190 units valued at $0.42 per unit. Each unit consists of one common share and ¾ of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at $0.65 for a period of two years from the issue date.

2. The balance of the loan of US$3.0 million was converted into a Canadian dollar obligation of $4,080,000 and the maturity date of the loan was extended from December 31, 2003 to August 31, 2005. Principal repayments amounting to 1/3 of the proceeds of any issuance of equity by the Company prior to the due date are required. All warrants issued to RCF in connection with the original establishment of the loan facility were cancelled. The consideration granted RCF for granting these amendments amounted to 6,276,923 common share purchase warrants each entitling the holder to purchase one common share at $0.65 expiring August 31, 2005

CORPORATE INFORMATION

Toronto Office
26 Wellington Street East, Suite 820
Toronto, Ontario M5E 1S2
Telephone: (416) 350-3657
Facsimile: (416) 363-6806
Email: dfalconer@southerncrossres.com

Australian Office
75a Magill Road,
Stepney SA 5069
PO Box 2119,
Kent Town SA 5071
Telephone: (61-8) 8363 7006
Facsimile: (61-8) 8363 7009
Email: adelaide@southerncrossres.com.au

Registrar and Transfer Agent
Computershare Investor Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Telephone: (416) 981-9500
Facsimile: (416) 981-9800

EXHIBIT A

List required by Rule 12g3-2(b) (1) (ii). (Obligations to file information that is made public)

1. **Materials made public or required to be made public pursuant to the requirements of the CBCA and the regulations thereunder.**

Name of Document	When Required
(a) A copy of any amendment to, or restatement of, its articles, or of any amalgamation or arrangement agreement	Amendments and restatements, and amalgamation and arrangement agreements are available to the public upon the filing of the articles of amendment or restatement, or upon the amalgamation or arrangement and related court order (if applicable) in respect thereof, that make such amendments, restatements, amalgamation or arrangement effective.
(b) A notice of any change of the address of its registered office	A corporation shall send to the Director, Corporations Canada (the "**Director**"), within fifteen days of any change of address of its registered office, a notice in the form that the Director prescribes. which will be available to the public upon request.
(c) Notice of Meeting of Shareholders, Management Proxy Circular and Form of Proxy	Notice of the time and place of a meeting of shareholders shall be sent to each shareholder entitled to vote at the meeting (not less than 21 days and not more than 60 days before the meeting), together with a form of proxy and a management proxy circular, which circular must include a description of any special business and any right of dissent. In respect of a meeting of shareholders for the purpose of approving an amalgamation, no known creditor of a amalgamating company with a claim that exceeds $1000 must have objected to the amalgamation on receiving a notice from the amalgamating company (not less than 30 days prior to sending of the notice of meeting to shareholders). In respect of a meeting of shareholders at which a change in auditor is proposed, a written statement of the Company, the outgoing auditor and, if desired, the replacement auditor giving the circumstances and reasons for the change and any opposition of a proposed action to remove or replace the auditor must be attached to or included in the management proxy circular to be sent to shareholders with the notice of meeting.
(d) Financial Statements	Annual financial statements (that are not older than six months after the last completed financial year and that have first been reviewed by the Company's audit committee and approved by its directors) must be placed before the shareholders at each annual meeting, and must be sent to all shareholders (expect those who have informed the Company in writing that a copy is not wanted) not less than 21 days before the meeting.

Name of Document	When Required
(e) Notice of change of directors	A corporation shall, within fifteen days after (a) a change is made among its directors, or (b) it receives a notice of change of address of a director, send to the Director a notice, in the form that the Director prescribes, setting out the change, which will be available to the public upon request.
(f) Annual Return	In respect of a taxation year ended between July 1, 2006 and December 31, 2006, a corporation must file with the Director for and as at the end of that taxation year an annual return in prescribed form within 60 days after the end of that taxation year. For a taxation year ended prior to July 1, 2006 ,a corporation must file an annual return for and as at the end of that taxation year within 60 days after the anniversary of its incorporation, in the form prescribed by the Director.
(g) Notice of change under the *Corporations Information Act* (Ontario) ("**OCIA**")	In respect of the Company's status as an Extra Provincial Corporation under the OCIA, it must file a notice of change in prescribed form with the Minister under the OCIA ("**Minister**") and with the Company's registered office or place of business in the Province of Ontario, within 15 days after any change takes place in the basic information about the Company previously disclosed in an initial return or subsequent notice of change, including name and registered or head office address, principal office address in Ontario, date commenced/ceased business activity in Ontario, date and jurisdiction of corporate existence, name and address of Chief Officer/Manager of Agent for Service in Ontario.
(h) Notice of change in financial year	A corporation must file a notice of change in financial year, if permitted under the *Income Tax Act* (Canada) or pursuant to the rules and procedures of the Canada Revenue Agency ("**CRA**"), with the CRA as soon as practicable following director's approval of such change but prior to the first filing deadline relating to the Company's financial statements and tax return; and must report to the Director on the Company's next annual return.
(i) Notice if change in auditor	A corporation that effects a change in its auditor, through resignation, replacement or otherwise, must file a reporting.

2. **Materials required to be filed with the Securities Commissions in the Provinces of Ontario and New Brunswick (the "Securities Commissions"), pursuant to applicable securities laws in Canada.**

Name of Document	When Required
(a) Press Releases and Material Change Reports	When a material change occurs, Part 7 of National Instrument 51-102 - Continuous Disclosure Obligations ("**NI 51-102**") requires that a news release be promptly issued, which has been authorized by a senior officer, disclosing the nature and substance of the change; the disclosure in the news release must be posted on the Company's website and the Company must file a report disclosing the nature and substance of the change with the Securities Commissions as soon as practicable and in any event within 10 days of the date on which the change occurs.
(b) Insider Reports	Insiders of the Company are required to file an initial insider report with the Securities Commissions not later than 10 days after becoming an insider, and subsequently to file an insider trading report not later than 10 days following the day on which each securities (including stock options) of the Company are bought or sold by the insider. The Company is obliged to file with the Securities Commissions an issuer event report of its security designations and of any changes to its ecurity designations upon becoming effective.
(c) Interim Financial Statements and related Management' Discussion & Analysis ("**MD&A**")	In accordance with Section 4.4 and 5.1 of NI 51-102, interim financial statements, together with a statement if an auditor has *not* performed a review, or was unable to complete a review of the statements and the reason why, related MD&A (that are first approved by the directors or, if authorized, the audit committee) must be concurrently filed within 45 days of the end of each of three, six and nine-month periods after the end of its financial year. In accordance with Section 4.6 of NI 51-102, the Company must, concurrently with filing, send a copy of the interim financial statements and related MD&A to each shareholder who has requested in writing to receive a copy.
(d) Annual Financial Statements and related MD&A	In accordance with Sections 4.2 and 5.1of NI 51-102, annual financial statements, together with the auditor's report (modified, qualified or otherwise), and related MD&A (that are first reviewed by the audit committee and approved by the directors) must be concurrently filed within 90 days of the end of each financial year. In accordance with Section 4.6 of NI 51-102, the Company must, concurrently with filing, send a copy of the annual financial statements, auditor's report and related MD& to each shareholder who has requested in writing to receive a copy.

Name of Document	When Required
(e) CEO and CFO certificates	In accordance with National Instrument 52-109 - Certificate of Disclosure in Issuer's Annual and Interim Filings ("**NI 52-109**"), the Company must concurrently file with its annual and interim financial statements a certification in required form of its CEO and CFO.
(f) Financial Statement Request Form	In accordance with Section 4.6 of NI 51-102, the Company must send annually (usually with the notice of annual meeting) to its shareholders a financial statement request form providing shareholders of record and beneficial owners of its shares a means to submit a written request to the Company for a copy of the Company's annual and/or interim financial statements and related MD&A.
(g) Annual Information Form	In accordance with Section 6.2 of NI 51-102, the Company must file an Annual Information Form in prescribed form on an annual basis within 90 days of the Company's financial year end.
(h) Notice of Meeting, Information Circular and Form of Proxy, and related ancillary materials (including voting results)	In accordance with Part 9 of NI 51-102, a form of proxy and management proxy circular must be sent to shareholders with any notice of a meeting and all other material required to be sent in connection with the meeting, and must be concurrently filed with the Securities Commissions. In accordance with National Instrument 58-101 - Disclosure of Corporate Governance Practices ("**NI 58-101**"), the Company is required to include in its management proxy circular for a meeting at which directors are proposed to be elected , the disclosure required by Form 58-101F1. In accordance with Section 11.3 of NI 51-102 a report of each matter voted on at a meeting, including a description of the matter and the result of the vote, must be promptly filed following the meeting.
(i) Code of Business Conduct and Ethics	The Company must file with the Securities Commissions a written code of business conduct and ethics (if adopted or amended) no later than the date on which it financial statements must next be filed following adoption or amendment (as applicable) of the code..
(j) Advance Notice of Meeting and Record Dates	Notice of meeting of shareholders and record date must be filed at least 25 days prior to a record date fixed for the purpose of determining the shareholders entitled to notice of, and to attend and vote at a meeting of shareholders (that is not less than 30 and more than 60 days prior to the meeting date. Notice must also be advertised through the Canadian Depository for Securities (CDS) at least 7 days prior to the record date.

Name of Document	When Required
(k) Material contracts not in the ordinary course of business	In accordance with Part 12 of NI 51-102 material contracts or amendments to such contracts (other than contracts that are in the ordinary course of business) and documents affecting the rights of shareholders (since as charter documents, voting trust agreement or a shareholder rights plan), unless previously filed, must be filed no later than (i) the time a material change report is filed (if the making of the document constitutes a material change) and (2) within 90 days of the Company's financial year end.
(l) Prospectus	No person or company shall trade in a security where such trade would be a distribution of such security, unless a preliminary prospectus and a prospectus have been filed and receipts therefor obtained as required by Section 53 of the *Securities Act* (Ontario) (the "**OSA**")).
(m) Report of Exempt Distribution	The Company must file in each jurisdiction in Canada that it distributes its securities a report of exempt distribution in prescribed form (and in hard copy format) within 10 days of the closing of an issuance of its securities for which a exemption from prospectus and registration requirement is relied on (such as a private placement or issuance of shares).
(n) Technical Reports	In accordance with Part 4 of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("**NI 43-101**"), a copy of any technical report on properties material to the Company, together with author certification and consent in required form, must be filed with the disclosure document in which it is described, such as a preliminary prospectus, final prospectus, a management proxy circular concerning a direct or indirect acquisition of a mineral property material to the Company, an offering memorandum, a rights offering circular, an annual information form, a valuation required to be prepared and file under securities legislation, or a directors' circular or take-over bid circular that discloses for the first time a preliminary assessment or mineral resources or reserves on a property material to the Company, and within 30 days of the date the property to which the technical report relates becomes material to the Company.
(o) Business Acquisition Report	A business acquisition report must be filed, together with the annual and interim statements of a acquired business and a pro forma financial statement (as required) within 75 days after the date of the acquisition.
(p) Notice of Change of Status or Corporate Structure	As applicable, the Company must file promptly after the occurrence, a notice of change of status if the Company becomes or ceases to be a venture issuer (as defined under NI 51-102), or a notice of change in corporate structure resulting from an amalgamation, merger, reverse take-over, winding-up, reorganization, or other transaction that results in (i) the Company ceasing to be a reporting issuer; (ii) another entity becoming a reporting issuer; (iii) a change in financial year-end; or (iv) name change.

Name of Document	When Required
(q) Materials sent to shareholders or filed in another jurisdiction	The company must concurrently file (or as soon as practicable after sending or filing) a copy of all disclosure materials it sends to its shareholders or files with another jurisdiction unless such filed materials are similar in content to those previously filed.

3. Materials filed with the TSX (as required by its rules and policies).

Name of Document	When Required
(a) Press Releases	A TSX-listed company is required to disclose, to Market Surveillance at the TSX and to the media, material information concerning its business and affairs forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
(b) Notice of Annual General Meeting, Information Circular, Proxy and ancillary related materials	Every listed company must file with the TSX one copy of all materials sent to its shareholders in connection with a meeting of shareholders, concurrently with the sending of the materials to the shareholders. Public filings through SEDAR will satisfy this requirement (refer to the notes at the end of this section). The TSX may, in circumstances it considers appropriate, require that a draft information circular be reviewed by the TSX prior to the mailing of the circular to the shareholders. Materials provided to shareholders in respect of a meeting at which the approval of security based compensation arrangements will be requested must be pre-cleared with the TSX.
(c) Annual Financial Statements and MD&A	Within 90 days from the end of its last completed financial year, every listed company must forward annually to each shareholder who has requested them its annual financial statements and related MD&A prepared in accordance with Part 5 of NI 51-102.
(d) Annual Report	If a listed company produces an annual report, it must be filed publicly through SEDAR.
(e) Interim Financial Statements and MRFP	Every listed company that is not a venture issuer (as described in NI 51-102) must, within 45 days from the end of the period to which the statements relate, file with TSX via SEDAR one copy of its interim financial statements and related MD&A. Interim financial statements that comply with applicable securities laws will satisfy the requirements of TSX.
(f) Notice, Report, Correspondence	Every listed company that sends a notice, report or other written correspondence to the holders of its listed securities must concurrently file one copy via SEDAR with Listed Issuer Services of the TSX.
(g) Extension of Financial Statement Filing	A request to extend the time in which financial statements are required to be filed must be filed with the TSX via TSX SecureFile and receive prior TSX acceptance.

Name of Document	When Required
(h) Change of Transfer Agent	A proposed change in transfer agent and registrar of an listed issuers securities must be filed with the TSX via TSX SecureFile and receive prior TSX acceptance.
(i) Change in Security Certificate	A proposed change in a listed issuers share or other security certificate (for instance in respect of an amalgamation or plan of arrangement) must be filed with the TSX and receive prior TSX acceptance.
(j) Security Based Compensation Arrangements	All security based compensation plans, and any amendments thereto, must be filed with the TSX via TSX SecureFile (see notes at the end of this section), along with evidence of security holder approval where required. Listed securities issuable under the arrangements will not be listed on the TSX until such documentation is received. Listed issuers must disclose on an annual basis, in their information circulars, or annual disclosure document distributed to all security holders, the terms of their security-based compensation arrangements and any amendments that were adopted in the last financial year. Shareholder holder approval must be by way of a duly called meeting. Materials provided in respect of security based compensation must be pre-cleared by the TSX. Stock options granted, exercised or cancelled under a plan must be reported to the TSX via TSX SecureFile in the form of a duly completed Form 1 (Change in Outstanding and Reserved Securities) within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred. If no such change has occurred, a nil report should be filed on a quarterly basis.
(k) Personal Information Form	A personal information form (PIF) completed by a new director, senior officer, other insider or control person of a listed issuer must be filed with the TSX via TSX SecureFile.
(l) Redemption of Listed Securities	Notice of a proposed redemption of securities (if authorized by a listed issuers articles of by-laws and provided there are reasonable grounds for believing the listed issuer will be solvent following payment for its redeemed securities) must be filed with the TSX via TSX SecureFile and receive prior TSX acceptance. A notice must also be published at least 7 trading days before a fixed record date.
(m) Creation of Restricted Securities	Notice of a proposed creation of restricted securities or proposed restriction of transfers of securities must be filed with the TSX via TSX SecureFile and receive prior TSX acceptance.

Name of Document	When Required
(n) Notice of Change	Notice of change must be filed with the TSX via TSX SecureFile within 10 days of the change, including a change in: (i) general issuer information; (ii) contact numbers of addresses; (iii) financial year-end; (iv) directors and senior offices; (v) investor relation contact; (vi) inter-listing status; (vii) principal business; (viii) information on a PIF completed by a new director, senior officer and control person.
(o) Notice of Issuance of Securities	Immediate notice must be given to the TSX via TSX SecureFile of any proposed issuance of shares by a listed issuer and any share issuance representing 25 per cent or greater of the listed issuer's shares on a non-diluted basis will require shareholder approval prior to issuance (which may be permitted by the TSX to be obtained by written consent of holders of not less than 50 per cent of the issuers voting shares. Securities proposed to be issued by way of private placement require notification to the TSX via TSX SecureFile and prior TSX acceptance within 7 business days and must close within 45 days thereafter (or where shareholder approval is required (other than by way of written consent) within 135 days from the date the market price of the offered shares is established by issue of press release.
(p) Notice and Letter of Transmittal	A notice and letter of Transmittal following approval of the TSX and approval of the Securities Commissions and Director (as applicable) of an amalgamation or other change of capital affecting the number of shares held by shareholders must be sent to shareholders following pre-clearance by the TSX; and posted to SEDAR.
(q) Supplemental Listing of Securities	Noice of any proposed increase in a listed class of securities resulting from an increase under a stock option plan, stock purchase plan or similar plan must be given to the TSX via TSX Securefile and receive prior TSX acceptance. Similarly, any supplemental listing of securities of a new class of shares not already listed must be pre-cleared by the TSX by the filing of a preliminary prospectus, management proxy circular or other disclosure document acceptable to the TSX..
(r) Notice of Material Acquisition	Notice must be given to the TSX via TSE SecureFile in respect of a proposed acquisition that is material to a listed issuer, including any related party transaction .
(s) Take-Over Bid	A copy of an offer document for the securities of a listed issuer and a director's circular in response to an offer document must be immediately filed with the TSX and on SEDAR.

NOTES:

(1) Most continuous disclosure information required to be filed with the Securities Commissions is mandated to be electronically filed by posting to the System of Electronic Analysis and Retrieval ("**SEDAR**") and is publicly available for review and download free of charge on its website at www.sedar.com.

(2) Most public filings through SEDAR will satisfy the continuous disclosure filing obligations of a listed issuer under the TSX requirements.

(3) Under the requirements of the TSX, certain information required to be filed exclusively with the TSX (such as private placements and share compensation plans) must be electronically reported by a listed issuer through TSX SecureFile, a secure web-based filing system not publicly accessible. The TSX maintains a profile page on each listed issuer on its website at www.tsx.com,on which it posts publicly avaialble information relating generally to a listed issuer (such as financial and trading information and news releases issued by a listed issuer).

(4) Under Canadian securities legislation, a reporting issuer and its insiders are required to electronically report information relating to its securities or to all trades in its securities by insiders on the System for Electronic Disclosure by Insiders ("**SEDI**") and is publicly available for review and download free of charge on its website at www.sedi.ca.

(5) Certain corporate disclosure documents (such as Articles and By-laws) are mandated by the CBCA to be available for public inspection at a corporation's registered office address; Other information required to be filed by a corporation with the Director is made publicly available by Corporations Canada and is available for review and download free of charge on its website at http://strategis.ic.gov.ca/epic/internet/encd-dgc.nsf/print-en/cs00045e.html.

(6) To maintain a listing on the TSX, a listed issuer must enter into a written listing agreement with the TSX, thereby agreeing to comply with the TSX requirements, including timely public disclosures and keeping the TSX informed of both routine and unusual events and decisions affecting its shareholders. In respect of a proposed transaction material to a listed issuer, the prior consent of the TSX is required in order to ensure that implementation of the corporate decision is consistent with the TSX requirements.

(7) Listed issuers must distribute news releases via a news dissemination service recognized by the TSX and that disseminates financial news nationally in Canada (including to the TSX and the Canadian securities regulatory authorities) and to the financial press and to daily newspapers that provide regular coverage of financial news and events. The Toronto Stock Exchange Company Manual sets out a list of recognized full-text news services.

(8) Where material information is being disclosed, a listed issuer must contact the Market Surveillance Division of Market Regulation Services Inc. (the regulation service for the TSX) and provide it with a copy of the proposed news release and the method of dissemination. If the announcement is to be made during trading hours the Market Surveillance Division will determine with a senior office of the listed issuer whether trading in the issuers securities should be halted. Where an announcement is to be released after the TSX has closed, Market Surveillance Division staff are required to be advised before trading opens on the next trading day.

(9) A listed issuer whose securities are listed on any other stock exchange must ensure that equivalent information is made available at the same time to the markets of each exchange on which its securities are listed, unless prohibited by the requirements of the other exchange. The Company has a seconding listing of its shares on the Johannesburg Stock Exchange ("**JSE**"). In accordance with the JSE listing requirements, the Company pre-files a copy of its news releases with the JSE, which are made public by the JSE on its Stock Exchange News Service ("**SENS**").

(10) In accordance with the public disclosure policy adopted by the Company's board of directors, all news releases issued by it are first reviewed and approved by its Disclosure Committee and legal counsel. Its news releases are disseminated by a TSX recognized news dissemination service in Canada and through SENS in South Africa. Following dissemination, the Company 's news releases are posted to its website at www.uranium1com and a copy distributed to all directors, officers and employees of the Company and of its subsidiary companies.

4. Materials distributed to security holders (as required by the CBCA and regulations thereunder and by NI 51-102).

Name of Document	When Required
(a) Annual Financial and Rrelated MD&A	Under the CBCA, annual financial statements must be sent to shareholders prior to every annual meeting not less than 21 days before the meeting, except to a shareholder who has informed the Company in writing he/she does not want to receive a copy. Under Part 4 of NI 51-102, annual financial statements and related MD&A must be mailed to shareholders who have provided standing written instructions to the Company by completing and returning to the Company or its agent a financial statement request form on an annual basis. A copy of the financial statements and related MD&A must be mailed to such shareholder concurrently with filing within 90 days after the financial year end, or sent within ten calendar days after a written request is received by a company or its agent after the filing of its annual financial statements and related MD&A.. To avoid double-mailing requirements, corporations must hold their annual meeting not more than 101 days after their year end, such that the compulsory mailing of financial statements under the 21 day CBCA requirements will also satisfy the 90 day NI 51-102 requirement.
(b) Interim Financial Statements and related MD&A	Under Part 4 of NI 51-102, interim financial statements and related MD&A must be sent to shareholders who have provided standing instructions to the Company as specified in item (a) concurrently with the filing deadline for the interim financial statements and related MD&A and within 45 days after the end of each financial quarter. If a registered holder or beneficial owner requests interim financial statements, they must be sent by the later of the filing deadline for the interim financial statements or ten calendar days after the issuer receives the request.
(c) Notice of Meeting, Management Proxy Circular and Form of Proxy, and related ancillary materials (including voting results)	In accordance with NI 51-102 and the CBCA, a form of proxy and management proxy circular must be sent to shareholders with, or before, any notice of a meeting, not less that 21 days before the meeting of shareholders and must be filed on SEDAR